[LOGO OF ACERGY]

NEWS RELEASE

                                                               seabed-to-surface

               ACERGY S.A. - ANNOUNCES AMENDED TERMS OF CREDIT AND
                               GUARANTEE FINANCING

London, England - August 23, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo
Stock Exchange: ACY) announced today that it had completed with its principal bankers a significant amendment to the terms of its five year revolving credit and guarantee facility. The revised terms of this facility have been filed with the Securities and Exchange Commission and can otherwise be found at www.acergy-group.com under SEC Filings in the Investor Relations section.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Contacts:
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

www.acergy-group.com

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